Mail Stop 3561

      January 27, 2006


Kevin H. McLaughlin
Chief Executive Officer
VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida  33445

	Re:  	VeriChip Corporation
      Registration Statement on Form S-1
      Filed December 29, 2005
      File No. 333-130754

Dear Mr. McLaughlin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We note that you include industry research for estimated growth data and other figures cited throughout the document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Also confirm for us that these documents are publicly available. For example, it appears that the report prepared by Fletcher Spaght was prepared specifically for this filing and, therefore, is not publicly available. To the extent that this report or any other reports have been prepared specifically for this filing, file a consent from the party.

3. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Our Company, page 1
4. Please avoid using industry acronyms. Replace RFID with an easily understood term.
5. Please further clarify the distinction between your active and passive systems.
6. We note your disclosure that you "intend to leverage [your] domain expertise in marketing and selling RFID systems to healthcare institutions to market and sell [your] VeriMed patient identification system to [your] existing customers." Please clarify what you mean by "domain expertise" and please also clarify who your customers are and how you will generate revenue with regard to your VeriMed product. Clarify if you will receive revenue when you sell your product to hospitals or only when a patient agrees to have the chip implanted. In this regard, where you disclose the number of hospitals that have agreed to implement the VeriMed system, please also disclose that you have provided the scanners at no cost, an insignificant number of people have been implanted with the chip and you have not generated any revenue to date from the VeriMed product.
7. Please disclose that you obtain the implantable chip and scanners from Digital Angel Corporation, the majority-owned subsidiary of your parent, under the terms of an exclusive supply and license agreement and that Digital Angel owns the patents related to the chip.

Risk Factors, page 5
8. You provide generic conclusions in both the heading and text in several of your risk factors, stating that, if those risks materialize, they may harm your business or have an adverse effect on your "business" or "financial condition." This often does not represent meaningful disclosure. Instead, we encourage you to replace this language in both the headings and text of your risk factors with specific disclosure of the possible affect upon your operating results, business, profits, share price, sales, etc.
See
Item 503(c) of Regulation S-K.

If we lose our exclusive rights under our license agreement . . ., page 6
9. Clarify why Digital Angel may not have sufficient rights to exclude third parties from making or selling competing products.

A termination of our license agreement with Digital Angel . . ., page
6
10. Please disclose the default provisions under the agreement.

Our net operating losses may continue . . ., page 7
11. Please quantify the amortization expense you reference and, to the extent possible, please also quantify your expected increase in operating expenses associated with the expansion of your marketing efforts and the expected increase in research and development costs so that investors can better assess the magnitude of this risk.

We rely on third parties to supply and manufacture . . ., page 7
12. We note your disclosure that you "rely on third parties to supply and manufacture most of [your] systems." We also note that Digital
Angel is your exclusive supplier of "Developed Products. Please describe in greater detail what these systems are and the arrangements you have with these suppliers, other than Digital Angel.
Also, we note your disclosure that if you are unable to obtain the chip from Digital Angel, you "will need to manufacture it in another facility which [you] currently believe could take three to six months to locate." Please also disclose the expected additional time it would take another facility to manufacture the chips.

Interruptions to the patient information database . . ., page 8
13. To the extent you have had problems to date regarding the reliability of accessing patient information in your database, please briefly describe these reliability issues. In addition, explain the phrase "...the database may not be fully redundant."

Modifications to the VeriChip may require additional FDA clearance
..
.. ., page 8
14. We note your disclosure that "[t]he process of obtaining FDA clearance is often costly and time-consuming." Please disclose approximately how long this process could take and, to the extent possible, the approximate costs associated with obtaining FDA clearance so that investors can better assess the magnitude of the risk.

Conflicts of interest may arise among Applied Digital, Digital
Angel
.. . ., page 12
15. We note your disclosure that "three of [your] six directors will continue to serve as directors of Applied Digital." Please also disclose that the chairman of your board also serves on both the Applied Digital board and the Digital Angel board. Please also clarify how the terms of your agreement with Digital Angel may have been impacted by the risk you describe.

Future sales of our common stock . . ., page 13
16. Please disclose the number of shares subject to the lock-up agreements.

Capitalization, page 18
17. Disclose the reason you will issue shares to Perceptis, L.P.
upon
consummation of the offering. Also include a similar disclosure in the summary of financial data at page 4.

Selected Financial Data, page 21
18. Include selected financial data for VCI and Instantel for the last five fiscal years. It appears that VCI and Instantel are predecessors to VeriChip since there were only minimal revenues for periods prior to the acquisition of these companies. Refer to Item
301(a) of Regulation S-K.


Pro Forma Condensed Combined Financial Statements

Pro Forma Adjustments, pages 24 and 26
19. Disclose the purchase price for VCI and Instantel. Also show the amounts allocated to each type of identifiable intangible asset and goodwill and the estimated useful life period for each asset that is subject to amortization. Also disclose the reasons for the decrease in amortization expense.
You disclose in the financial statements at page F-35 that the purchase price allocations are still in review and subject to change.
Identify any significant liabilities and tangible and intangible assets likely to be recognized and highlight any uncertainties regarding the effects of amortization periods assigned to assets.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 27

Basis of Presentation, page 28

20. Please expand upon other developments, trends or uncertainties that may impact your business and operations. For example, we note your disclosure that you "intend to focus the majority of [your] efforts on generating sales from [your] VeriMed patient identification system" and that you "anticipate that [your] business model and financial results will differ significantly from [your] historical results and trends." However, you later indicate that you
"expect to see growth in sales of [your] infant protection, wander prevention and asset location and identification systems as [you] continue to expand the markets for [your] products and systems..." Please describe how you expect your future trends will differ from your historical trends and describe any uncertainties with regard to the change in your business model. In this regard, please consider addressing the uncertainty regarding whether your "initial seeding phase" will be successful in the widespread adoption by hospitals of your VeriMed patient identification system and whether you will be able to generate at least $875,000 in revenues in 2007 to meet the minimum purchase requirements under your license agreement with Digital Angel. Disclose how long you expect this "initial seeding phase" to take and when you expect to start selling your scanners directly to hospitals and your microchips and scanners to doctors.
21. Please expand to discuss management`s analysis of the company`s ability to meet the minimum purchase requirements in its supply agreement with Digital Angel. Clarify whether the minimum purchase requirements apply to both implantable and external radio frequency identification systems sold by the company.
22. Discuss in more specific detail where geographically you plan to grow your business.

Revenue, page 28
23. Disclose the sales price of your radio frequency identification systems, including the fee for subscribing to your database registry.

Research and development, page 29
24. Please quantify to the extent possible the amount that you expect your research and development costs will increase in the next year.

Selling, general and administrative expense, page 29
25. Please quantify the additional costs that you reference as a result of becoming a public company. Also, address how you intend to pay for these anticipated increases in expenses.

Critical Accounting Policies and Estimates, page 29
26. Revise to make clear why these accounting policies involve management`s estimates that are inherently uncertain. As currently presented, the discussion is merely a discussion of your accounting policies.

Selling, General and Administrative Expense, page 35
27. We note your expectation that the cost of services to be provided by Applied Digital will increase going forward. If possible, indicate how significant an increase is expected.

Liquidity and Capital Resources, page 38

Financial Condition, page 38
28. Disclose the estimated level of sales that you need in order to realize positive cash flow during the next twelve months.



Our Business, page 42

Overview, page 42
29. Clarify whether your radio frequency identification systems have been installed for free in over 4,000 healthcare locations throughout
North America.

Industry Overview, page 42

Healthcare, page 43
30. Please disclose the current market for radio frequency identification technologies in the hospital and healthcare sectors.

Patient Identification, page 43
31. Please tell us in your response letter the basis for your statement that the biometric technologies that you reference have "high false positive rates" and please also add additional context regarding the apparent reliability of biometric technologies compared to your product.

Research and Development, page 52
32. Please briefly describe the "plug and play" product that you intend to offer. In addition, we note the disclosure in your research and development subsection of your management`s discussion and analysis section regarding your "development efforts related to the potential new applications for the implantable VeriChip." Please describe these potential new applications that you are developing.

Sales, Marketing and Distribution, page 52
33. We note your disclosure that you "install [your] scanner in the hospital emergency room and educate hospital personnel." Please disclose whether it is currently standard operating procedure for all unconscious patients admitted to the emergency room in VeriMed-registered hospitals to be scanned for a VeriChip.
34. Describe the material terms of your agreement with Henry
Schein
Inc.

Competition, page 53
35. Please disclose the "several other companies" that offer infant protection and wander prevention systems.

Legal Proceedings, page 57
36. Describe the facts underlying Metro Risk`s counterclaim against you for breach of contract and fraud.

Director Compensation, page 60
37. Indicate whether the exercise price of the option grants to your directors was set at the fair market value of the company`s stock at the time of their grants.

Executive Compensation and Other Matters, page 63
38. Update your executive compensation information for 2005.

Employment Contracts, page 65
39. For each of your employment agreements, disclose the specific financial and other objectives that must be met with regard to the bonus payments.

Certain Relationships and Related Party Transactions, page 71
40. For each related party transaction, please discuss how transaction terms were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.

Transactions with Digital Angel, page 72

Amended and Restated Supply, License and Development Agreement,
page
72
41. Please describe the material terms of the default provisions and clarify that the minimum purchase requirements are cumulative so if you exceed the requirement for one year it carries over for future years.

Underwriting, page 86
42. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.


Financial Statements for the period ending 12/31/04 and 12/31/03

Note 11 - Related Party Transactions, page F-18
43. Disclose the methods used to allocate the cost of services provided by Applied Digital. Refer to the SAB Topic 1.B.

Note 13 - Subsequent Events, page F-21
44. We note that you refer to the use of a preliminary valuation prepared by an independent third party at page F-22 and elsewhere in the document. While you are not required to refer to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert in the filing.

Condensed Consolidated Financial Statements for the period ending
9/30/05

Statements of Cash Flow, page F-27
45. Describe for us the amounts and types of items included in the line item "costs and expenditures funded by the parent company". Tell us why your present these items in cash flows from operating activities, instead of cash flows from financing activities.

Note 1 - Basis of Presentation and Significant Accounting Policies

Revenue Recognition

Product Sales, page F-30
46. Disclose the liability recorded for product warranties and include a reconciliation of changes in the liability for the interim period. Refer to paragraph 14 of FIN 45.

Note 4 - Acquisitions, page F-35
47. Disclose the specific factors that contributed to your
decision
to acquire VCI and Instantel for a purchase price that resulted in
the recognition of goodwill.   Refer to paragraph 51 of SFAS 141.
Disclose the reasons that you have not finalized the allocation of the purchase price.

Note 5 - Intangible Assets, page F-37
48. Tell us how you applied the guidance in paragraph 11 of SFAS
142
in determining the estimated useful lives of the trademarks, customer relationships, and distribution networks you obtained in the acquisition of VCI and Instantel. Describe for us the specifics of each and tell us how you analyzed potential future cash flows. Also describe the methodology and significant assumptions you will use to estimate fair value for the annual impairment test.

Note 7 - Financing Agreements, page F-38
49. With regards to section 6 (b) Distributions of your warrant agreement with Satellite Strategic Finance at Exhibit 4.2, tell us how you considered the guidance in paragraph 12 of EITF 00-19 in evaluating whether the distribution in these provisions constitute a requirement to net-cash settle that would require you to classify the
warrant agreement as a liability. Also regarding the provision in paragraph 6 (d) Adjustments; Additional Shares, Securities or Assets
of the agreement that "[a]ny adjustment made herein other than pursuant to Section 6(c) hereof that results in a decrease in the Exercise Price shall also effect a proportional increase in the number of shares of Common Stock into which this Warrant is exercisable," tell us how you considered the guidance in paragraph 20 of EITF 00-19 in determining that you have enough shares to settle the warrant following a diluting event. If the provisions in either the distribution or the adjustment do not meet the criteria in EITF
00-19, liability classification of the warrants` fair value will be required.
50. Please explain for us how the adjustment provision in paragraph 6
(d) works. Also provide examples to demonstrate how you would apply this provision for events described in sections 6(a) and 6(b) of the agreement.

Tell us why you accounted for the warrants issued in connection with the acquisition of Instantel as a deemed dividend to Applied
Instantel, instead of treating the warrant as a component of the purchase price of the acquisition.

Note 8 - Stockholder`s Equity, page F-39
51. Tell us how you determined the fair value of your common stock at
each of the stock option grant dates in 2005 and for any options granted in 2006 through the date of your response letter.
Describe
in detail the valuation methodology and significant assumptions that
you used in estimating the fair value, including each of the
assumptions disclosed at page F-40.   In order to help us evaluate
your estimates, please provide a schedule showing for each option, or group of similar options:

* the grant date
* grantee,
* vesting terms,
* estimated fair value at each grant date,
* and the amounts recorded as deferred compensation, if any.

Please disclose in MD&A the following information relating to your issuances of stock options:

* A discussion of the significant factors, assumptions and methodologies used in determining fair value;
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
* The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

Disclose the exercise price and other significant provisions for the
0.1 million options granted to a consultant.

EXI Wireless Inc.

Financial Statements for the period ending 12/31/04, 12/31/03, and 3/31/05

Auditors` Report, page F-50 and F-65
52. Include the typed name of the accounting firm on their report to indicate that the report is signed. See Item 302 of Regulation S-T.




Instantel Inc.

Financial Statements for the period ending 12/31/04 and 12/31/03

Auditors` Report, page F-80
53. Include the typed name of the accounting firm on their report to indicate that the report is signed. See Item 302 of Regulation S-T.

Financial Statements for the period ending 6/9/05

Auditors` Report, page F-93
54. Ask your auditor to revise their report to refer to the
performance of the audit in accordance with the standards of the
Public Company Accounting Oversight Board.   Refer to Auditing
Standard No. 1 of the PCAOB.

Statement of Operations, page F-95
55. Revise the statement of operations to remove the presentation of
EBIT as a subtotal before the effect of the amortization of your intangible assets on the Statement of Operations. Refer to Item
10(e)(1)(ii) of Regulation S-K for guidance.




*	*	*	*




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Paul Monsour, Staff Accountant, at (202)
551-
3360, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 551-3378, or me at (202) 551-3810 with any other
questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (214-969-4343)
      Seth R. Molay, Esq.
	Akin Gump Strauss Hauer & Feld LLP

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Kevin McLaughlin
VeriChip Corporation
January 27, 2006
Page 2